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                           June 13, 2022

       Ryan Stash
       Senior Vice President, Chief Financial Officer, and Treasurer Evolution Petroleum Corporation
       1155 Dairy Ashford Road, Suite 425
       Houston, Texas 77079

                                                        Re: Evolution Petroleum
Corporation
                                                            Regulation
Statement on Form S-3
                                                            Filed June 3, 2022
                                                            File No. 333-265430

       Dear Mr. Stash:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Jeff Dobbs